Exhibit 4.9
AMENDMENT NO. 3
TO THE
GSK PUERTO RICO RETIREMENT SAVINGS PLAN
(Amended and Restated Effective July 1, 2001)

          Pursuant to resolutions of the Board of Directors of GlaxoSmithKline Puerto Rico, Inc., adopted September 30, 2009, the GSK Puerto Rico Retirement Savings Plan (the “Plan”) is hereby amended as follows effective October 1, 2009, unless otherwise noted:
     1. Each of the definitions in the Plan noted below are hereby restated in their entirety to read as follows:
“Board of Directors” means the Board of Directors of GlaxoSmithKline Puerto Rico, Inc.
“Company” means GlaxoSmithKline Puerto Rico, Inc., a Puerto Rico corporation, or any successor corporation resulting from merger, consolidation, or transfer of assets substantially as a whole, which shall expressly agree in writing to continue the Plan.
Executed this 29th day of September, 2009.

GlaxoSmithKline Puerto Rico, Inc., a GlaxoSmithKline Company
By:	/s/ Luis G. Cintron
	Name:	Luis G. Cintron
	Title:	Vice President